

09065004

SEC Mail Processing
Section

NOV 25 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE, AGEE & LEACH, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	ALABAMA	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Coleman (205) 380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2009, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2009. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.



Signature

Chairman and Chief Executive Officer



Signature

Chief Financial Officer



Notary Public

My commission expires 8/23/10

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE, AGEE & LEACH, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2009 and 2008

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statements of financial condition of Sterne, Agee & Leach, Inc., (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne, Agee & Leach, Inc. as of September 30, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2009

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2009 and 2008

Assets		2009	2008
Cash and cash equivalents	$	3,159,313	8,045,434
Cash on deposit with clearing organizations and for regulatory purposes		18,183,548	20,025,158
Receivables:			
Broker dealers and clearing organizations		155,960,561	78,422,033
Customers		125,944,059	146,503,186
Related parties		12,383,220	8,701,995
Securities owned, at fair value:			
U.S. government obligations		15,285,542	48,391,135
State and municipal obligations		17,559,028	7,412,357
Corporate obligations		9,688,904	635,031
Corporate stocks and warrants		5,433,802	3,037,319
Other		495,042	3,610,874
		48,462,318	63,086,716
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $9,278,161 in 2009 and $8,474,458 in 2008)		3,549,955	1,939,995
Goodwill and other intangible assets, net		3,057,440	3,071,725
Other assets		31,059,041	12,505,136
Total assets	$	401,759,455	342,301,378

Liabilities and Stockholder's Equity	2009	2008
Bank loans	$ 81,850,416	92,000,000
Payables:		
Broker dealers and clearing organizations	100,437,720	94,821,997
Customers	93,993,097	55,507,501
Related parties	1,903,313	2,234,150
Securities sold but not yet purchased, at fair value:		
U.S. government obligations	56,852	546,416
State and municipal obligations	75,349	44,621
Corporate obligations	569,707	1,096,974
Corporate stocks	542,388	365,869
Options and futures	4,733,124	2,292,500
Other	50,067	1,133,916
	6,027,487	5,480,296
Accounts payable and other liabilities	44,789,481	43,165,342
Total liabilities	329,001,514	293,209,286
Commitments and contingencies (note 12)		
Stockholder's equity:		
Common stock, $5 par value. Authorized 350,000 shares, 254,350 shares issued and outstanding in both 2009 and 2008	1,271,750	1,271,750
Additional paid-in capital	37,649,611	27,649,611
Accumulated other comprehensive income, net	—	50,146
Retained earnings	33,836,580	20,120,585
Total stockholder's equity	72,757,941	49,092,092
Total liabilities and stockholder's equity	$ 401,759,455	342,301,378

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business

Sterne, Agee & Leach, Inc. (the Company), is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the consolidated statements of financial condition conform with U.S. generally accepted accounting principles and with general practices followed by the brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements, deferred income taxes, and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities transactions are recorded on a trade date basis. Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis. Differences between the trade and settlement dates for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

(e) Cash on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., and Depository Trust & Clearing Corporation, Inc. (DTCC).

(f) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) ***Securities Available for Sale***

At September 30, 2008, securities owned also included stock warrants accounted for as securities available for sale in accordance with ASC 320, *Investments – Debt and Equity Securities*. The warrants were recorded at their estimated fair value. At September 30, 2008, amortized cost, gross unrealized gains, and estimated fair value amounts were $157,120, $80,880, and $238,000, respectively. The amounts of the net unrealized holding gains arising during 2009 and 2008 were $0 and $(83,812), net of income taxes of $0 and $(58,242), respectively. There were no securities classified as available for sale at September 30, 2009.

(h) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(i) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

(j) ***Goodwill and Other Intangible Assets***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with ASC 805, *Business Combinations*, and ASC 350, *Goodwill and Other Intangible Assets*. For the Company, goodwill represents an unamortizable intangible asset of approximately $3 million at September 30, 2009 and September 30 2008, in accordance with ASC 350.

The Company, previously, purchased the assets of an unrelated broker dealer for $100,000. The Company allocated the purchase price to customer lists, an identifiable intangible asset, valued at $100,000. The Company is amortizing the asset over the straight-line method over its estimated useful life of seven years.

(Continued)

(k) Other Assets

Other assets consist primarily of employee receivables, prepaid assets and interest and dividends receivables.

(l) Income Taxes

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(m) Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value or, fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Unrealized gains or losses on these derivative contracts are recognized currently in the statements of income as trading revenues. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging Activities*, as amended.

(n) Recent Accounting Pronouncements

Accounting Changes

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (ASC), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission (SEC). Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, *Generally Accepted Accounting Principles*, became applicable beginning in 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the Codification. GAAP was not changed as a result of the FASB's codification project, but the Codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how we reference GAAP in our consolidated statements of financial condition and in our accounting policies for consolidated statements of financial condition issued.

(Continued)

In May 2009, the FASB issued ASC 855, *Subsequent Events*. This Statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before statements of financial condition are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the consolidated statements of financial condition were issued or were available to be issued. The Company's adoption of ASC 855 did not impact the Company's financial statements. The Company evaluated all events or transactions that occurred after September 30, 2009, through the date the Company issued these consolidated statements of financial condition. During this period the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the September 30, 2009 consolidated statements of financial condition. These consolidated statements of financial condition include the adoption of ASC 855.

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures*, which establishes a hierarchy to be used in performing measurements of fair value. ASC 820 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, ASC 820 provides expanded disclosure requirements regarding the effects of fair value measurements on the consolidated statements of financial condition. ASC 820 was effective prospectively for fiscal years beginning after November 15, 2007. Therefore, the Company adopted ASC 820 for the fiscal year beginning October 1, 2008 with no material impact on the financial position of the Company.

In October 2008, the FASB issued ASC 820-10-65-4, *Fair Value Measurements and Disclosures*, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of ASC 825-10-65-4 were effective April 1, 2009. The adoption of these provision updates did not have a material impact on the Company's financial position.

In February 2007, the FASB issued a Codification update to ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*. ASC 825 allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. ASC 825 is applicable only to certain financial instruments and was effective for the Company on October 1, 2008. The Company has elected not to adopt the fair value option for any other financial assets and liabilities as permitted by ASC 825, in transition. The Company also has not elected it for any new assets or liabilities, as allowed by the provision update.

Accounting Changes Issued Not Currently Effective

In June 2006, the FASB issued ASC 740-10-5, related to uncertainty in income taxes. ASC 740-10-5 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's consolidated statements of financial condition in accordance with FASB ASC 740, when it is more likely than not that the position will be sustained based on its technical merits. ASC 740-10-5 also prescribes how to measure the tax benefit recognized and

provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. Pursuant to ASC 740-10-65 this updated provision is effective for the Company on October 1, 2009. The Company does not believe the adoption of ASC 740-10-5 will have a material impact on its financial statement position.

In December 2007, the FASB issued the Codification update to ASC 805 – *Business Combinations.* This provision update requires all acquisitions of businesses to be measured at the fair value of the net assets acquired rather than the cost allocation process specified in previous guidance. The accounting requirements of this provision update will be applied on a prospective basis for any transactions completed subsequent to September 30, 2009. The impact of the adoption of ASC 805, as amended, on the Company's financial position is dependent on the extent of future business combinations.

In June 2009, the FASB issued provision updates to ASC 860, *Transfers and Servicing Topic*, which eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This Codification update requires additional year-end disclosures that are similar to the disclosures required by ASC 860-10-05-2 and ASC 810-10-05-8. ASC 860 is effective for the Company on October 1, 2010, with early adoption prohibited. The disclosure requirements must be applied to transfers that occurred before and after its effective date. The adoption of this Codification update is not expected to have a material impact on the Company's financial position.

In June 2009, the FASB issued provision updates to ASC 810-10 which amends the guidance in ASC 810-05-8 related to the consolidation of variable interest entities. This Codification update requires the reporting entities to evaluate former QSPE's for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether a company is the primary beneficiary of a variable interest entity. This Codification update is effective for the Company on October 1, 2010 with earlier adoption prohibited. The Company does not expect this Codification update to have a material impact on the Company's financial position.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *Measuring Liabilities at Fair Value* (ASU 09-05). ASU 09-05 updates ASC 820 to clarify that a quoted price for the identical liability, when traded as an asset in an active market, is a Level 1 measurement for that liability when no adjustment to the quoted price is required. ASU 09-05 further amends ASC 820 to provide that if a quoted price for an identical liability does not exist in an active market, the fair value of the liability should be measured using an approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Under the updated provisions of ASC 820, for such liabilities, fair value will be measured using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. The update to ASC 820 is effective for

(Continued)

the first reporting period beginning after the issuance of ASU 09-05. The Company does not expect the adoption of the Codification update to ASC 820 will have a material impact on the financial position.

In September 2009, the FASB issued provision updates to ASC 820, *Fair Value Measurements and Disclosures Topic – Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The provision updates in this topic permit an investment that has the characteristics of an investment company and has no readily determinable fair value to be measured based on the net asset value per share of the investment. The provision updates also require disclosure by major category of investment about the attributes of the investment, the nature of any redemption restrictions on the investment, any unfunded commitments the Company has pertaining to the investment and the investment strategies of the underlying investees. The Company will adopt the provisions contained in the provision update as of October 1, 2009 and does not expect there to be a material impact on the Company's financial position.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2009 and 2008, cash of $2,000, was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Receivables from and Payables to Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2009	2008
Receivables:			
Securities failed to deliver	$	53,671,953	21,422,639
Securities borrowed		12,479,532	21,859,988
Clearing organizations and other		89,809,076	35,139,406
	$	155,960,561	78,422,033
Payables:			
Securities failed to receive	$	40,712,417	27,574,710
Securities loaned		9,635,967	40,132,268
Other		50,089,336	27,115,019
	$	100,437,720	94,821,997

(Continued)

(4) Receivables from and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements. Included in receivables from customers are $352,776 and $706,832 in 2009 and 2008, respectively, from officers and directors of the Company. Included in payables to customers are $542,559 and $67,741 in 2009 and 2008, respectively, to officers and directors of the Company.

(5) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2009 and 2008, these securities represented equities at estimated fair values of $495,042 and $3,610,874, respectively.

(6) Fair Value Disclosure

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures,* which the Company adopted on October 1, 2008. FASB ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities are comprised of three main categories consisting of agency issued debt, agency CMOs and mortgage pass-throughs. Agency CMOs, callable and non-callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Fair value of mortgage pass-throughs are model driven with respect to spreads of the comparable to-be-announced ("TBA") security. Agency issued debt securities, agency CMOs and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable) and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

(Continued)

Other. Other securities consist mainly of restricted stock. These securities are generally valued based on quoted prices from an exchange, or valued using unobservable inputs. Securities which fall within the other securities category are typically valued at Level 1 or Level 3 depending upon the pricing method used.

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2009
Assets:				
Securities owned, at fair value:				
U.S. government obligations	296,617	14,988,925	—	15,285,542
State and municipal obligations	—	17,559,028	—	17,559,028
Corporate obligations	—	9,688,904	—	9,688,904
Corporate stocks	5,433,802	—	—	5,433,802
Other	427,223	—	67,819	495,042
	$ 6,157,642	42,236,857	67,819	48,462,318
Liabilities:				
Securities sold but not yet purchased, at fair value:				
U.S. government obligations	$ —	56,852	—	56,852
State and municipal obligations	—	75,349	—	75,349
Corporate obligations	—	569,707	—	569,707
Corporate stocks	542,388	—	—	542,388
Options and futures	—	4,733,124	—	4,733,124
Other	49,329	—	738	50,067
	$ 591,717	5,435,032	738	6,027,487

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for fiscal year 2009. Both observable and non-observable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributed to both observable and unobservable inputs.

	Fair value October 1, 2008	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2009	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2009
Assets:						
Securities owned, at fair value:						
Other	$ 18,784	(4,360)	53,395	—	67,819	—
Liabilities:						
Securities sold but not yet purchased, at fair value:						
Other	715	—	23	—	738	—

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker dealers and clearing organizations, receivables from customers, payables from broker dealers and clearing organizations, payables from customers, and bank loans.

(7) Bank Loans

Short-term borrowings at September 30, 2009 and 2008 of $71,850,416 and $72,000,000, respectively, are at rates ranging from 1.38% to 4.50% and 2.53% to 3.50%, respectively. They are collateralized by securities and receivables from broker dealers and clearing organizations with fair values at September 30, 2009 and 2008 of $81,995,660 and $84,590,417, respectively.

The Company maintains unsecured lines of credit amounting to $10,000,000 and $15,000,000 at September 30, 2009 and 2008, respectively, which are renewable annually and bear interest at 0.5% below the prime rate, which rates were 2.75% and 4.50% at September 30, 2009 and 2008, respectively. The Company had borrowings against these lines of credit of $10,000,000 and $15,000,000 at September 30, 2009 and 2008, respectively.

In addition, the Company maintains another $10,000,000 line of credit, bearing interest at the cost of funds plus 1.375% at September 30, 2009 and 2008, which rates were 2.00% and 4.13%, respectively. Borrowings against this line were $0 and $5,000,000 at September 30, 2009 and 2008, respectively.

(Continued)

(8) Income Taxes

Deferred tax assets and liabilities are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Income Taxes*, at September 30, 2009 and 2008 the Company has recorded the following:

		2009	2008
Deferred tax assets:			
Fixed assets	$	310,966	260,636
NYSE Group shares - mark to market		455,317	189,574
Net operating loss carryforward		27,044	12,287
Deferred compensation		311,386	—
Share-based payments		51,448	—
Other		27,968	13,236
Total gross deferred assets		1,184,129	475,733
Valuation allowance		(12,287)	(12,287)
Net deferred tax assets		1,171,842	463,446
Deferred tax liabilities:			
NYSE seat – unrealized gain on exchange		(1,165,625)	(1,159,187)
Other		(32,166)	—
Total deferred tax liabilities		(1,197,791)	(1,159,187)
Net deferred tax liability	$	(25,949)	(695,741)

The valuation allowance is established on a net operating loss (NOL) carryforward generated by a subsidiary prior to its acquisition by the Company. The NOL utilization is limited to future income produced by the subsidiary. The NOL carryforwards have expiration dates through fiscal year 2010.

(9) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2009 and 2008, the Company had net capital of $17,545,875 and $15,939,628, respectively, which amounts were approximately 10.8% and 9.6%, respectively, of aggregate debit balances, in each year. Net capital was $14,290,245 and $12,633,248, respectively, in excess of required net capital.

(Continued)

(10) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the Plan is determined annually by management. During the years ended September 30, 2009 and 2008, matching contributions were made to the Plan totaling $235,225 and $198,850, respectively. Discretionary contributions of $450,000 and $400,000 were accrued during 2009 and 2008, respectively.

(11) Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), and Sterne Agee Asset Management, Inc. (SAAM).

Net receivables/payables from SA Group and affiliated companies, as of September 30, 2009 and 2008, are included in related party receivables and payables in the accompanying statements of financial condition and were as follows:

		2009	2008
Receivable from related parties	$	12,383,220	8,701,995
Payable to related parties		1,903,313	2,234,150

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company, as well as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at the cost of funds plus 3.25%, which was 3.50% at September 30, 2009 and 5.00% at September 30, 2008. The Company had $2.5 million in borrowings against this line of credit at both September 30, 2009 and 2008 and is netted against receivables – related party. The Parent also maintains debt on behalf of the Company.

(Continued)

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2009, was as follows:

2010	$	5,791,310
2011		5,009,675
2012		3,115,793
2013		1,806,621
2014		426,820
Thereafter		84,727
	$	16,234,946

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2009 and 2008, and were subsequently settled had no material effect on the consolidated statements of financial condition.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the statements of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statements of financial condition, net of unrealized losses by counterparty.

(b) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to

meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the consolidated statements of financial condition. At September 30, 2009 and 2008, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at September 30, 2009 and 2008, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2009 and 2008.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal

guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(c) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At both September 30, 2009 and 2008, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2009, consist of the following (at fair value):

		Carrying amount
Financial statement classification:		
Securities owned	$	33,937,860
Receivables from broker dealers and clearing organizations		8,057,800

The Company has accepted collateral with a fair value of $12,479,532 and $21,859,987 at September 30, 2009 and 2008, respectively, under a securities borrowed transaction for delivery of short sale securities.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee & Leach, Inc.:

In planning and performing our audit of the financial statements of Sterne Agee & Leach, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009